Exhibit 99.1

Press Release

Corgi International Limited Announces Engagement of Burr, Pilger & Mayer LLP as Independent Registered Public Accounting Firm

Wednesday, July 23, 7:23 PM ET

HONG KONG-(BUSINESS WIRE) – Corgi International Limited (Nasdaq GM: CRGI) today reported that the Company's audit committee has engaged Burr, Pilger & Mayer LLP (BPM) as its independent registered public accounting firm, effective July 14, 2008. BPM is a regional accounting firm located in California and operating in the San Francisco Bay Area, with four offices located in San Francisco, San Jose, Palo Alto and Walnut Creek, California.

As previously disclosed in a press release dated May 30, 2008, the Company ceased its relationship with Eisner LLP, its independent registered accounting firm, as of May 20, 2008. The Company will continue its relationship with its statutory auditors, Baker Tilly LLP, in Hong Kong and the United Kingdom.

About Corgi International

Corgi International Limited is a global Pop Culture company, which develops and markets innovative and high-quality licensed and non-licensed toys, gifts and collectables distributed via direct, specialty, hobby, collector and mass retail channels worldwide. Marketed under the brand names Master Replicas, PopCo and H2go, the Company’s line of products range from premium entertainment prop replicas and limited edition memorabilia to traditional toys and gift merchandise.

The Company holds varying licenses for many of entertainment’s highest grossing franchises including Disney Classics, Harry Potter, James Bond, Star Trek, Nintendo, Halo and The Beatles, amongst others. Corgi International Limited also has partnerships with cutting edge technology innovators around the world.

The Company is headquartered in Hong Kong, with operations in Walnut Creek, California, USA and in Watford and Leicester, UK.

“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995: Certain statements contained in this press release may be forward-looking. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, without limitation, changes in market demand for Corgi International products, changes in economic conditions, dependence on certain customers and licensing partners, and other risks described in the Company's annual report on Form 20-F for the fiscal year ended March 31, 2007. The Company undertakes no obligation to update these forward-looking statements to reflect subsequent events or circumstances.